Management's Discussion and Analysis ("MD&A")
Quarterly Highlights

For the nine months ended September 30, 2020

Dated: November 10, 2020

(In U.S. dollars)

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the nine months ended September 30, 2020

This Management's Discussion and Analysis of Quaterra Resources Inc. and its wholly-owned subsidiaries (collectively, "Quaterra" or the "Company"), dated November 10, 2020, should be read in conjunction with the condensed interim consolidated financial statements for the nine months ended September 30, 2020 and the audited consolidated financial statements for the year ended December 31, 2019 and related notes thereto. These financial statements have been prepared following International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All $ amounts in this MD&A are United States dollars unless otherwise noted.

The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "QTA" and trade on the OTCQB Market under the symbol "QTRRF." Information about mineral resources and risks associated with investing in the Company's securities is contained in the Company's most recently filed 20-F. Further information on the Company is available on the Company's website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission ("SEC") website www.sec.gov.

Highlights

  Completion of further water rights sales for $1,868,000

On December 19, 2019, the Company announced that its subsidiary, Singatse Peak Services LLC ("SPS"), had reached two separate purchase and sale agreements to sell certain primary groundwater rights associated with its Yerington, Nevada, copper project to Desert Pearl and Desert Hills Dairy, LLC, for $1,880,000, subject to relevant governmental approval.

In July 2020, the Company announced the closing of these sales and the receipt of net proceeds of $1,868,000. After these sales, SPS retains approximately 6,000 acre-feet per year of primary groundwater permitted for mining on its 51-square-mile Yerington property. The 2012 Preliminary Economic Assessment at MacArthur estimated water consumption of 2,590 acre-feet per year for a 41,000 ton a day oxide mine at the property's MacArthur deposit. Quaterra estimates that 3,100 acre-feet of water is required to mine and operate a 50,000 ton a day sulfide mine on the property.

Based on the price set in these recent sales, SPS's remaining primary groundwater rights may be valued at about $18.5 million. In addition to SPS's primary groundwater rights, the Company also has decree, supplemental and storage water rights associated with options it holds on private land over the property's Bear deposit.

Funds from the sale will be used to progress the Company's MacArthur copper project, assess exploration opportunities and for general corporate purposes.

  Conversion of convertible notes

On August 31, 2020, the Company announced the remaining convertible notes' repayment by issuing 1,000,000 shares and warrants each and cash repayment of Candian dollar ("CAD") 499,233, including accrued interest. No convertible notes are outstanding.

  Filing of a technical report on Groundhog copper-gold project

On May 26, 2020, the Company filed an independent technical report ("Technical Report on the Groundhog Project") prepared in accordance with National Instrument 43-101 on the Groundhog copper-gold project. Groundhog is a 54,880-acre property situated on an established copper-gold porphyry belt 300 kilometers southwest of Anchorage, Alaska, and adjacent to the large Pebble copper-gold porphyry deposit. The report supports the Company's assessment of the Groundhog as a possible copper-gold porphyry system hosting mineralization similar to the Pebble project owned by Northern Dynasty Minerals Ltd., and it provides the path for exploration going forward.

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the nine months ended September 30, 2020

Quaterra reached an agreement with Chuchuna Minerals Company in 2017. It has to provide $5 million over five years in exploration spending, later amended to six years, to earn a 90% interest in Groundhog. The Company is also required to pay a lump sum of $3 million at the end of the sixth year. Quaterra has provided $2.38 million to Chuchuna in terms of the agreement to date. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually.

Review of Operations and Financial Results

COVID-19 has a limited impact on the Company's operations. However, the coronavirus's threatened spread could continue to restrict people's movement, adversely affect the financing availability to the Company, may cause impairment indicators to rise in 2020.

In the second quarter of the year, the Company applied and received CAD 40,000 interest-free loan under the Canada Emergency Business Account ("CEBA") and an $89,000 forgivable loan under the U.S. Payroll Protection Program ("PPP") related to COVID-19. These funds are used to pay the Company's Canadian and U.S. employees, resulting in a lower salary expense for 2020. The Company will apply for the $89,000 PPP forgiveness when the financial institution starts to accept applications.

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented. Quarterly fluctuation in losses has mainly been caused by interest expenses on convertible notes, non-cash fair value changes in the derivative liabilities, unrealized gain or loss on the marketable securities, and share-based compensation.

Interest expenses were primarily related to the interest accretion on the convertible notes.

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S. dollars except for per share amount)
	Q3'20	Q2'20	Q1'20	Q4'19	Q3'19	Q2'19	Q1'19	Q4'18
	$	$	$	$	$	$	$	$
General administration	(326)	(216)	(303)	(302)	(364)	(379)	(457)	(612)
Fair value gain (loss) on derivative liabilities	(1)	28	52	(50)	135	341	(321)	37
Foreign exchange (loss) gain	24	-	(2)	(20)	(9)	(4)	(10)	23
Other expenses	(127)	(31)	(16)	(12)	(14)	(44)	(80)	(74)
Loss on settlement of convertible notes	(26)	-	-	(15)	2	-	-	-
Share-based compensation	(3)	(168)	(4)	-	(7)	(110)	-	-
Gain (loss) on marketable securities	222	273	68	(77)	64	62	(40)	(219)
Net loss	(237)	(114)	(205)	(476)	(193)	(134)	(908)	(845)
Basic loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

The Company is an exploration stage company that has not earned any production revenue. Its operation has been dependent on funding proceeds from sales of some of its assets and the limited issuance of certain financial instruments.

During the nine months ended September 30, 2020, the Company spent $957,000 in operating activities and $1,116,000 in mineral property maintenance and technical work. The CAD 40,000 CEBA loan is interest-free until December 31, 2022; if CAD 30,000 is repaid by then, CAD 10,000 will be forgiven.

Under several mineral property option agreements, the Company is obliged, at its discretion, to maintain the good standing of these mineral properties and meet required work commitments for a combined $1,000,000 ($965,000 paid) in 2020.

The CAD 500,000 convertible notes were fully repaid in August 2020.

As of November 10, 2020, the Company has cash of $900,000 and believes its working capital can sustain its operations for the next 12 months.

Related Party Information

Manex Resources Group ("Manex") is a private company controlled by the Corporate Secretary of the Company, which provides office premises and general corporate services to a group of public listed companies, one of which is the Company. During the nine months ended September 30, 2020, the Company paid Manex CAD 67,500 for its Vancouver office space.

Outstanding Share Data

As of November 10, 2020, 218,715,610 common shares were issued and outstanding; 11,000,000 and 1,769,230 warrants were outstanding exercisable at $0.05 and CAD 0.065 until the third quarter of 2022; 14,690,000 stock options were outstanding with a weighted exercise price of CAD 0.07.

Risks and Uncertainties

The Company is subject to many risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company's securities should be considered a highly speculative investment, and investors should carefully consider all of the information disclosed in the Company's regulatory filings before investing in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled "Risk Factors" in the Company's most recent Form 20-F, which is available on the SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as "believe", "anticipate", "expect", "estimate", "strategy", "plan", "intend", "may", "could", "would", "should", or similar expressions are intended to identify Forward-Looking Statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except by applicable securities laws.